Rule 424(b)(3)

Registration No. 333-111174

PRICING SUPPLEMENT DATED FEBRUARY 22, 2006

HEALTH CARE PROPERTY INVESTORS, INC.

Medium-Term Notes, Series G

This Pricing Supplement accompanies and supplements the Prospectus, dated December 24, 2003, as supplemented by the Prospectus Supplement, dated February 17, 2006.

The Notes have the following terms (as applicable):

☒ Fixed Rate Note	☐ Floating Rate Note:

Principal Amount:	$150,000,000
Agent’s Discount or Commission:	0.60%
Net Proceeds to Issuer:	$148,606,500
Original Issue Price:	99.671%
Original Issue Date:	February 27, 2006
Stated Maturity Date:	February 28, 2013
Interest Rate:	5.625% per annum
Accrued Interest:	Interest on the Notes will accrue from February 27, 2006
Interest Payment Dates:	February 28 and August 28 commencing August 28, 2006
Record Dates:	February 13 and August 13
Day Count Convention:	30/360
Initial Redemption Date:	February 27, 2006

Redemption Price:

The greater of: (1) 100% of the principal amount of the notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 20 basis points, plus, in each case, accrued and unpaid interest on the amount being redeemed to the date of redemption.

“Treasury rate” means, with respect to any redemption date:

•      the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•     if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated by the independent investment banker on the third business day preceding the date fixed for redemption.

“Comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable treasury price” means (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

“Independent investment banker” means either Barclays Capital Inc. or UBS Securities LLC, as specified by us, or, if these firms are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us.

“Reference treasury dealer” means (1) Barclays Capital Inc. and UBS Securities LLC and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any other primary treasury dealer selected by us after consultation with the independent investment banker.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Unless we default on payment of the redemption price, interest will cease to accrue on the notes, or portions thereof, called for redemption on the redemption date. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes, or portions thereof for redemption from the outstanding notes, not previously called for redemption, by such method as the trustee deems fair and appropriate.

Original Issue Discount:	☐ Yes	☒ No
Form:	☒ Book-Entry/Global ☐ Definitive
Agents/Principal Amount:	☐ Banc of America Securities LLC
☒ Barclays Capital Inc. $75,000,000
☒ UBS Securities LLC $75,000,000

Agents acting in the capacity as indicated below:

☐	Agent	☒	Principal

If as Principal:

☐	The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

☒	The Notes are being offered at a fixed initial public offering price of 99.671% of Principal Amount.

If as Agent:

☐	The Notes are being offered at a fixed initial public offering price of 100% of Principal Amount.